ArcLight Clean Transition Corp. II

200 Clarendon Street, 55th Floor

Boston, MA 02116

VIA EDGAR

May 12, 2022

Attention:	Kevin Dougherty Laura Nicholson Mark Wojciechowski John Cannarella

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	ArcLight Clean Transition Corp. II Amendment No. 3 to Registration Statement on Form S-4 Filed May 9, 2022 File No. 333-262583

Ladies and Gentlemen:

Set forth below is the response of ArcLight Clean Transition Corp. II (“we” or the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 11, 2022, with respect to the Company’s Registration Statement on Form S-4, File No. 333-262583 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment No. 4”) in response to the Staff’s comment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 4, unless otherwise specified.

Amendment No. 3 to Form S-4 filed May 9, 2022

Questions and Answers about the Business Combination and the Special Meeting

Q. The Private Placement, page 30

1.	We note your disclosure regarding the subscription agreement with PIPE Investors, including your disclosure that the subscription agreement includes a termination right if the transaction contemplated by the subscription agreement has not been consummated by May 31, 2022. Please update the disclosure throughout your prospectus regarding the status of the subscription agreement and any amendments to the termination provision, and disclose all material risks.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 17, 31, 41, 42, 105, 121, 204, 205, 207, 213, 278, 279 and 283 of Amendment No. 4.

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If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Jennifer Wu of Kirkland & Ellis LLP at (512) 678-9150 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

ArcLight Clean Transition Corp. II

By:	/s/ John F. Erhard
Name:	John F. Erhard
Title:	Chief Executive Officer and President

Enclosures

cc:	Marco F. Gatti (ArcLight Clean Transition Corp. II)
Julian J. Seiguer (Kirkland & Ellis LLP)
Jennifer Wu (Kirkland & Ellis LLP)
John H. Booher (Sheppard, Mullin, Richter & Hampton LLP)
T. Allen McConnell (Sheppard, Mullin, Richter & Hampton LLP)